April 23, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Cirque Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 13, 2015
File No. 000-52438

Dear Ms. Nguyen:

Cirque Energy, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 12, 2015 (the “Comment Letter”) relating to the Revised Preliminary Proxy Statement on Schedule 14A (the “PRER 14A”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are submitted to you in connection with this PRER 14A (the “PRER 14A2”), the filing date of which is April 23, 2015. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment. This letter is being submitted along with a blacklined document showing the changes made to the PRER 14A in the PRER 14A2, except that no Annex included with the PRER 14A2 has been blacklined.

General

Comment No. 1. We note your response to our prior comment 2. Please furnish financial statements that meet the requirements of Instructions 5 and 7 to Item 14 of Schedule 14A prior to filing a definitive proxy statement. In addition, please update the sections of your proxy statement, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations (p. 20), in conjunction with the updated financials. Please refer to the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response No.1. The Company has furnished its Annual Report on Form 10-K with this PRER 14A2, which was not filed at the time the PRER 14A was filed. Further, the Company has updated all requisite sections of the PRER 14A2.

Accountants’ Report

Comment No. 2. File an accountants’ report with the definitive proxy statement, complying with Rule 12b-11 of the Exchange Act Rules. A copy of the manually signed accountants’ report should be retained for five years. See Instruction 5 to Item 14 of Schedule 14A, and Rule 302 of Regulation S-T.

Response No. 2. The Company will comply with this comment when it files the definitive proxy statement.

Cover and Proxy Card

Comment No. 3. Please revise the cover of your proxy statement and the proxy card to clearly mark them as “preliminary.”

Response No. 3. The Company has complied with this comment.

Notice of Special Meeting of Stockholders

Comment No. 4. Please expand the description of the third proposal to briefly describe the reasons for the authorization of 900,000,000 additional shares, including the authorization of the shares needed to close the Cirque II acquisition and the availability of such shares to cover future debt conversions and other capital needs.

Response No. 4. The Company has complied with this comment; please see page 15.

Executive Compensation, page 26

Summary Compensation Table, page 26

Comment No. 5. Please update the compensation table to include the executive compensation amounts for the most recent fiscal year.

Response No. 5. A representative has spoken to a member of the Staff about this comment and has been advised that the representative and the member of the Staff agreed that the compensation table in the PRER 14A was updated to the extent called for the Commission’s rules, including Item 402 of Regulation S-K. The same disclosure is included in the PRER 14A2.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (888) 963-2622 or our counsel Henry Nisser at (212) 930-9700.

Sincerely,

/s/ Roger Silverthorn
Executive Vice President & Secretary